                               U.S. SECURITIES EXCHANGE COMMISSION
                                                            Washington, DC 20549

                                                             SCHEDULE 13G/A

                                                Under the Securities Exchange Act of 1934
                                                            (Amendment No. 8)

                                                            Horizon Lines, Inc.
                                                              (Name of Issuer)

                                                           Class A Common Stock
                                                        (Title of Class of Securities)

                                                                   44044K309
                                                                      (CUSIP Number)

                                                                 June 30, 2015
                                          Date of Event Which Requires Filing of this Statement

                                             Check the appropriate box to designate the rule
                                                 pursuant to which this Schedule is filed

                                                               [X] Rule 13d-1(b)
                                                               [ ] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

1)	Name of Reporting Person: Pioneer Global Asset Management S.p.A (PGAM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Italy
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	0
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	0
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			0
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			0%
12) Type of Reporting Person (See Instructions)			FI

1)	Name of Reporting Person: Pioneer Investment Management, Inc (PIM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	0
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	0
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			0
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			0%
12) Type of Reporting Person (See Instructions)			IA

Item 1(a)         Name of Issuer.

                  Horizon Lines, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  4064 Colony Road
                  Suite 200
                  Charlotte, NC 28211
                  United States

Item 2(a)         Name of Person Filing:

                  PGAM and PIM

Item 2(b)  Address of Principal Business Office:

                  The principal business office for PGAM is:
                  Piazza Gae Aulenti 1 (Tower B)
                                            Milan, Italy

 The principal business office for PIM is:
                  60 State Street
                  Boston, MA 02109

Item 2(c)  Citizenship:

           PGAM is organized under the laws of Italy.

           PIM is a corporation organized under the laws of the
           State of Delaware.

Item 2(d)        Title of Class of Securities:

                 Class A Common Stock

Item 2(e)        CUSIP Number:

                 44044K309

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
         or 13d-2(b) is:

          PGAM is a non-U.S. Institution in accordance with
          Section 240.13d-1(b)(1)(ii)(J)

          PIM is an investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a) Amount Beneficially Owned:**

        PGAM: 0
        PIM:  0

(b) Percent of Class:

        PGAM: 0%
        PIM:  0%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

         (ii) shared power to vote or to direct vote: **

        PGAM: 0
        PIM:  0

         (iii) sole power to dispose or to direct disposition of:0

         (iv) shared power to dispose or to direct disposition:**

        PGAM: 0
        PIM:  0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

   N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported On By the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   By signing below PGAM certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as a sub-holding company for the asset management division in the UniCredit Banking Group, the latter being regulated by the Bank of Italy and the Commissione Nazionale per le
Societa`e la Borsa (CONSOB),is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission staff, upon request,information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.
Date: July 1, 2015

Pioneer Global Asset Management S.p.A

                  By: /s/ Giordano Lombardo
                  Name:   Giordano Lombardo
                  Title:  CEO

                  Pioneer Investment Management, Inc.

 By: /s/ Jean M. Bradley
                  Name:   Jean M. Bradley
                  Title:  Chief Compliance Officer

                                     EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange
Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the
Class A Common Stock of Horizon Lines, Inc. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: July 1, 2015

Pioneer Global Asset Management S.p.A

By: /s/ Giordano Lombardo
Name:   Giordano Lombardo
Title:  CEO

Pioneer Investment Management, Inc.

By: /s/ Jean M. Bradley
Name:   Jean M. Bradley
Title:  Chief Compliance Officer